Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

FOR IMMEDIATE RELEASE

At Ameritrade: Donna Kush, Ameritrade Director, Corp. Communications (402) 827-8931 dkush@ameritrade.com	For Media: Darcy Pfeifer (617) 587-8924 dpfeifer@arn.com

For Investors and Analysts:
Dave Pleiss, Ameritrade
Director, Investor Relations
(402) 597-5658
dpleiss@ameritrade.com

AMERITRADE DEMONSTRATES COMMITMENT TO PROFITABILITY

Fifth Consecutive Profitable Quarter from Ongoing Operations and Positive Cash Flow
Client Input Drives Datek Integration Planning

OMAHA, Neb., July 23, 2002 — Announcing earnings for the fiscal quarter ended June 28, 2002, Ameritrade Holding Corporation (Nasdaq:AMTD) today proved its ability to continue to manage for profitability despite poor market conditions.

Third Quarter Highlights and Year-Over-Year Comparisons:

•	Net income of $5.8 million or $0.03 per share, compared to $0.1 million or $0.00 per share;

•	Operating margin of 24%, or $24.0 million, compared to 19% or $21.2 million;

•	69,000 new accounts opened at an average cost per account of $202, bringing total core brokerage accounts to 1,917,000, an increase of 24% over total accounts last year;

•	Net revenues of $100.3 million, compared to $112.6 million; and

•	Average trades per day of 74,000, compared to 109,000.

“We are delivering on our commitment to produce profitability and positive cash flow, regardless of market conditions. We would expect this to continue, even if the markets remain challenging,” said Joe Moglia, chief executive officer of Ameritrade.

Following the Company’s recent merger announcement with Datek Online Holdings Corp., Mr. Moglia added, “Both Ameritrade and Datek have formed client advisory groups, held focus groups and conducted extensive interviews with thousands of current and prospective clients. The end result will be a very powerful client-driven proposition that combines the best of Ameritrade and Datek and additional, innovative offerings.”

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AMERITRADE HOLDING CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
AMERITRADE HOLDING CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS
AMERITRADE HOLDING CORPORATION SELECTED OPERATING DATA

Ameritrade/Page 2

About the Datek Transaction

Information about the proposed merger with Datek Online is available at www.amtd.com.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.

About Ameritrade

Ameritrade Holding Corporation (www.amtd.com) is a pioneer in the online brokerage industry with a 27-year history of providing clients a self-directed approach to investment services. The award-winning Company, through its Private Client and Institutional Client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading and execution needs of individual investors, financial institutions and corporations.

Safe Harbor

This release contains forward-looking statements that are made pursuant to the safe harbor provisions for forward-looking statements in the federal securities laws. In particular, all statements regarding our future activity rates, net revenues, total operating expenses and earnings per share are forward-looking statements. These statements only reflect the Company’s current expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause the Company’s actual results to be materially different from its expectations include general economic and political conditions, volatility in the stock market, competition, systems failures and capacity constraints, regulatory and legal uncertainties and other risks disclosed in the Company’s most recent Form 10-K filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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AMERITRADE HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands, except per share data
(Unaudited)

	Quarter Ended		Nine Months Ended

	June 28, 2002	June 29, 2001	June 28, 2002	June 29, 2001

Revenues:
Commissions and clearing fees	$56,794	$64,902	$186,242	$223,360
Interest revenue	28,598	42,410	85,371	156,072
Other	17,451	12,660	51,824	22,791

Total revenues	102,843	119,972	323,437	402,223
Client interest expense	2,580	7,385	8,247	39,728

Net revenues	100,263	112,587	315,190	362,495

Operating expenses:
Employee compensation and benefits	31,784	35,035	98,368	116,702
Communications	8,609	10,515	27,472	30,208
Occupancy and equipment costs	13,175	14,727	41,474	46,815
Depreciation and amortization	6,732	9,976	20,522	25,331
Professional services	8,112	12,289	24,614	45,716
Interest on borrowings	1,087	2,028	3,978	9,565
Other	6,780	6,860	19,187	25,069

Total operating expenses	76,279	91,430	235,615	299,406

Operating margin	23,984	21,157	79,575	63,089
Advertising	13,922	18,688	50,844	126,520
Debt conversion expense	0	0	0	62,082

Income (loss) before income taxes	10,062	2,469	28,731	(125,513)
Income tax expense (benefit)	4,288	2,399	12,006	(48,360)

Net income (loss)	$5,774	$70	$16,725	$(77,153)

Basic earnings (loss) per share	$0.03	$0.00	$0.08	$(0.42)
Diluted earnings (loss) per share	$0.03	$0.00	$0.08	$(0.42)
Weighted average shares outstanding — basic	216,318	188,746	215,920	181,615
Weighted average shares outstanding — diluted	216,747	189,599	216,664	181,615

AMERITRADE HOLDING CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands
(Unaudited)

	June 28, 2002	Sept. 28, 2001

Assets:
Cash and cash equivalents	$40,711	$24,134
Segregated cash and investments	2,593,366	2,044,257
Client receivables	1,143,513	971,823
Other	1,104,413	613,657

Total assets	$4,882,003	$3,653,871

Liabilities and stockholders’ equity

Liabilities:
Client payables	$3,266,922	$2,777,916
Notes payable	47,645	70,145
Other	1,182,746	434,377

Total liabilities	4,497,313	3,282,438
Stockholders’ equity	384,690	371,433

Total liabilities and stockholders’ equity	$4,882,003	$3,653,871

AMERITRADE HOLDING CORPORATION
SELECTED OPERATING DATA

	Quarter ended

	June 28, 2002	Mar. 29, 2002	Dec. 31, 2001

Trading days	64	60	64
Average client trades per day	73,506	89,129	86,028
Assets in client accounts (in billions)	$27.5	$31.6	$31.6

Core brokerage open accounts(*)	1,917,000	1,877,000	1,829,000

(*) This relates to the core brokerage account base only. Total client base including core accounts and non-core accounts (primarily clearing accounts, stock option administration accounts and bank referral accounts) total 2,265,000 at 6/28/02.